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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
 (Amendment No. 3)

DIGITAL IMPACT, INC.
(Name of Subject Company)

DIGITAL IMPACT, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

25385G 10 6
(CUSIP Number of Class of Securities)

William Park
President, Chief Executive Officer and Chairman of the Board of Directors
177 Bovet Road, Suite 200
San Mateo, California 94402
(650) 356-3400
 (Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
12 East 49th Street
New York, NY 10017
(212) 999-5800

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        The purpose of this amendment is to amend and supplement Item 7 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Digital Impact, Inc. (the "Company") on March 7, 2005, as thereafter amended and supplemented.

Item 7. Purposes Of The Transaction And Plans Or Proposals.

        Item 7 is hereby amended and supplemented as follows:

        The Company has received initial indications of interest from third parties (other than infoUSA) with respect to a possible business combination transaction with the Company. The Company has responded to these indications of interest and, consistent with the Company's fiduciary duties, has conducted meetings with interested third parties. The Company has entered into preliminary negotiations with respect to a possible transaction. It is important for stockholders to understand that these preliminary discussions may not lead to a business combination between a third party and the Company. The Board of Directors has previously adopted a resolution stating that disclosure of the parties to, and the possible terms of, any such negotiations might jeopardize them, and accordingly, has instructed Digital Impact's management not to make any such disclosures unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may be required by law.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGITAL IMPACT, INC.
Dated: March 22, 2005
/s/ WILLIAM PARK William Park President, Chief Executive Officer and Chairman of the Board of Directors

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  Item 7. Purposes Of The Transaction And Plans Or Proposals.
SIGNATURE